SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

CIMATRON LIMITED

(Translation of Registrant's name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [ X ]

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By:__________/s/______________ Micha Ronen Chief Financial Officer

Dated: February 26, 2003

Cimatron Reports Improved Fourth Quarter Results;Positive
Net Income in Q4 and Year End 2002

        GIVAT SHMUEL, Israel, Feb. 26 /PRNewswire-FirstCall/ — Cimatron Ltd. (Nasdaq: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced a net profit $34K for the fourth quarter 2002 compared with a net loss of $1.128 million for the fourth quarter of 2001. For the full year 2002, net profit was $10K compared with a net loss of $5.658 million for 2001.

        Micha Ronen, Chief Financial Officer of Cimatron, commented, “Cimatron’s positive 2002 results are in line with our consistent improvements after three successive years of losses (last profitable year was 1998). Cimatron succeeded in turning 2002 into a break even year, which is due, in part, to operational amendments and continued investment in our marketing channels.”

        Fourth quarter revenues increased by 17.7% to $5.891 million, compared with revenues of $5 million for the third quarter of 2002, and $6.861 million in Q4 2001, a decrease of 14.1%. Revenues for the full year 2002 were $21.628 million, a decrease of 5.8%, compared with $22.954 million in 2001. The quarterly gross profit in Q4 2002 was $4.514 million (76.6% of revenues), compared with $4.297 million (62.6% of revenues) in Q4 2001, in keeping with the Company’s improved gross profit of $16.611 million in 2002 (76.8% of revenues), compared with $15.640 million in 2001 (68.1% of revenues).

        The efficiency measures taken by the Company were reflected in overall operating expenses. R&D and SG&A expenses were down by 7.5% to $4.715 million in Q4 2002, compared with $5.099 million for the same quarter in 2001.

        For the full year 2002, R&D and SG&A expenses were down by 15.3% to $17.232 million, compared with $20.337 million for 2001.

        As a result of the improved gross margin and the overall decrease in expenses, the operating income for Q4 2002 was $49K, compared with an operating loss of $1.052 million in Q4 2001. For the full year 2002, operating loss was $371K compared with an operating loss of $4.947 million for 2001.

        Nitzan Sapir, President and CEO of Cimatron, commented, “In 2002, we focused on enhancing and strengthening our flagship solution, Cimatron E, and we launched our new QuickNC solution worldwide. Despite a minor decrease in revenue, we continued to invest in our marketing channels. We established two new subsidiaries, in China and in the UK, added new Cimatron distributors in Poland and in Mexico, and formed a new joint venture with JY Solutec, Korea’s largest moldmaker. Faced with worldwide recession and uncertain times, Cimatron’s positive results for 2002 mark a turning point for the company, and we are confident that they will boost our business opportunities and prospects.”

        This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission.

Company Contact: Micha Ronen, CFO Cimatron Ltd. Phone:+972-3-531-2121 Email:michar@cimatron.com

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2002 (audited)	December 31, 2001 (audited)
ASSETS
CURRENT ASSETS:
Total Cash, cash equivalents and
short-terms investments	$8,094	$8,974
Other current assets	7,005	6,957
Total current assets	15,099	15,931
Deposits with insurance companies
and severance pay fund	2,638	2,642
Net property and equipment	997	1,287
Investment in affiliate	43	--
Total other assets	2,594	2,995
Total assets	$21,371	$22,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities	4,238	5,091
Accrued severance pay	2,974	3,222
Total shareholders' equity	14,159	14,542
Total liabilities and
shareholders' equity	$21,371	$22,855

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended			Year ended
	December 31,			December 31,
	2002	2001		2002	2001
	(unaudited)			(audited)
Total revenue	$5,891	$6,861		$21,628	$22,954
Total cost of revenue	1,377	2,564	*	5,017	7,314	*
Gross profit	4,514	4,297		16,611	15,640
Research and development
expenses, net	1,428	1,703	*	5,562	7,626	*
Restructuring costs	(250)	250		(250)	250
Selling, general and
administrative expenses	3,287	3,396	*	11,670	12,711	*
Operating income (loss)	49	(1,052)		(371)	(4,947)
Net income (loss)	$34	$(1,128)		$10	$(5,658)
Net income (loss) per share	--	$(0.14)		--	$(0.71)
*Reclassified
Weighted average number of
shares outstanding	7,921	8,001		7,981	8,001

SOURCE Cimatron Ltd.
-0-     02/26/2003
/CONTACT:
Micha Ronen, CFO of Cimatron Ltd.,
+972-3-531-2121,
michar@cimatron.com/
/FirstCall Analyst: /(CIMT)